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For more information:
Michelle Burris                                   Jesse Ciccone
Corixa Corporation                                FitzGerald Communications Inc.
(206) 754-5720                                    (415) 986-9500
burris@corixa.com                                 jciccone@fitzcomm.com

FOR IMMEDIATE RELEASE

            CORIXA CORPORATION COMPLETES ACQUISITION OF aNERGEN iNC.
        COMPANY ADDS ADDITIONAL THERAPIES FOR PREVENTION AND TREATMENT OF
                              AUTOIMMUNE DISEASES

SEATTLE, WASH. -- FEBRUARY 12, 1999 -- Corixa Corporation (Nasdaq: CRXA), a research-based biotechnology company, today announced that it has completed the acquisition of Anergen, Inc. (Nasdaq: ANRG), a biotechnology company focused on advancing the treatment of autoimmune diseases. Anergen develops proprietary biopharmaceutical compounds designed to selectively interrupt antigen presentation or inactivate those T cells that mediate the disease process. This acquisition adds to Corixa's product portfolio research and clinical programs in rheumatoid arthritis, diabetes and multiple sclerosis.

"We believe the acquisition of Anergen will extend the application of Corixa's immunotherapeutic expertise into multiple autoimmune disease fields," said Steven Gillis, Ph.D., president and chief executive officer of Corixa. "With the addition of Anergen's programs and technologies to our science platforms, we will be able to expand the breadth and depth of our product offerings to current and potential corporate partners."

On December 14, 1998, Corixa announced that it had signed a definitive agreement to acquire all outstanding shares of Anergen, Inc., in a stock-for-stock merger. Corixa purchased the company for approximately $8.1 million that was paid in approximately 1.1 million shares of Corixa common stock at a price of approximately $7.30 per share. The share price was calculated using the average closing price of shares of Corixa common stock on the Nasdaq National Market during the 15-day period beginning November 23, 1998 and ending December 14, 1998. Certain adjustments to the purchase price were made in accordance with the merger agreement. Corixa's purchase of Anergen qualifies as a tax-free reorganization and will be accounted for as a purchase. In association with this transaction, two major shareholders of Anergen, Warburg, Pincus Ventures, L.P. and International Biotechnology Trust, managed by Rothschild Asset Management, provided Anergen with a $1.5 million financing that will be convertible into approximately 170,225 additional common shares of Corixa.

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CORIXA CORPORATION

ADD ONE

Corixa intends to maintain Anergen's research facilities in Redwood City, California, while consolidating all administrative functions in Seattle, Washington. As of the closing of the merger, the combined entity has approximately 160 employees, of which approximately 130 are dedicated to the discovery and early development of vaccines and other immunotherapeutic products.

ABOUT CORIXA

Corixa Corporation (Nasdaq: CRXA) is a research-based biotechnology company committed to saving lives and preventing diseases by understanding and directing the immune system. Corixa applies its advanced immunological expertise and proprietary technology platforms to rapidly discover and optimize vaccines and other antigen-based products. The company partners with innovative developers and marketers of pharmaceuticals and diagnostic products to make its solutions available to patients around the world. Corixa was founded in 1994 and is headquartered in Seattle, Washington. For more information about the company, please visit its Website at www.corixa.com.

FORWARD-LOOKING STATEMENTS

Except for the historical information presented, the matters discussed in this press release are forward-looking statements, including but not limited to statements regarding the ability of Anergen's programs and technologies to provide Corixa with an ability to extend its immunotherapeutic expertise into multiple autoimmune disease fields, expanding product offerings to potential corporate partners and enabling Anergen's research and clinical programs to continue in Redwood City, and the ability of the acquisition to enhance the value and diversity of the products offered by Corixa to corporate partners. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Additional risks and uncertainties include the enhanced risks to Corixa as a result of the acquisition, including uncertainties which may result in the failure to obtain desired synergies between Corixa and Anergen following the acquisition and adversely affect Corixa's relations with corporate partners and employees; difficulties in implementing Corixa's operating plan as a result of the acquisition; the impact of alternative technological advances and competition, inherent risks in early stage development of Corixa's and Anergen's technologies; and other risks detailed from time to time in Corixa's public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 10-K for the fiscal year ended December 31, 1997, and in the Company's Registration Statement on Form S-4, as amended and filed on January 12, 1999. Copies of Corixa's public disclosure filings with the SEC are available from its investor relations department.


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